UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63703/January 12, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14150

In the Matter of	:	
	:	
SPRINGFIELD CO., INC.,	:	ORDER MAKING FINDINGS AND
SRR MERCANTILE INC.,	:	REVOKING REGISTRATIONS
STANDARD MINING CORP.,	:	BY DEFAULT AS TO SEVEN
STEWART FOODS, INC.,	:	RESPONDENTS
STRATHCLAIR VENTURES LTD.	:	
(N/K/A SILVERCREST MINES INC.),	:	
SUNLITE, INC.,	:	
SYNDICATED FOOD SERVICE	:	
INTERNATIONAL, INC., AND	:	
SYSPOWER MULTIMEDIA INDUSTRIES, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on December 3, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports. The proceeding has ended as to Strathclair Ventures Ltd. (n/k/a SilverCrest Mines Inc.), which entered into a settlement with the Commission. Springfield Co., Inc., Exchange Act Release No. 63684 (Jan. 10, 2011).

The Office of the Secretary and the Division of Enforcement have provided evidence that all Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by December 14, 2010. Respondents' Answers were due ten days from the date of service. See OIP at 4; 17 C.F.R. § 201.220(b). Respondents were put on notice in the OIP and in the Postponement Order issued on December 9, 2010, that failure to file an Answer would be grounds for finding them in default.

Since none of the remaining Respondents have filed Answers or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to each, with official notice taken of the public official records found in the Commission's EDGAR database of each Respondent discussed below. See 17 C.F.R. §§ 201.155(a), .323.

Springfield Co., Inc. (CIK No. 1157850), is a Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed its Forms 10-Q for the periods ended September 30, 2006, December 31, 2006, and March 31, 2007, and its Form 10-K for the period ended June 30, 2010. In addition, in a Form 8-K filed on October 18, 2010, the company reported that its previously issued audited financial statements as of and for the year ended June 30, 2009, and its unaudited financial statements for each of the quarters ended March 31, 2009, September 30, 2009, December 31, 2009, and March 31, 2010, should no longer be relied upon. The company has not filed corrected periodic reports with regard to these time periods.

SRR Mercantile Inc. (CIK No. 1062728) is a British Columbia corporation located in Richmond, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR/A on December 23, 1998, which reported a net loss of $347,923 (Canadian) for the year ended June 30, 1998.

Standard Mining Corp. (CIK No. 866732) is a Yukon corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 6-K for the period ended September 30, 2000, which reported a net loss of $744,378 (Canadian) for the prior nine months. Its last annual report on Form 20-F, for the period ended December 31, 1999, reported a net loss of over $10.5 million (Canadian) for the prior twelve months.

Stewart Foods, Inc. (CIK No. 94369), is a purged Virginia corporation located in Virginia Beach, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 26, 1997, which reported a net loss of $1,006 for the prior three months. On December 31, 1992, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Virginia, which was terminated on March 26, 1997.

Sunlite, Inc. (CIK No. 312540), is a Delaware corporation located in Washington, D.C., with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended June 30, 1994, which reported a net loss of over $3.9 million for the prior twelve months.

Syndicated Food Service International, Inc. (CIK No. 1044434), is a dissolved Florida corporation located in Front Royal, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $537,002 for the prior three months. On March 2, 2009, the U.S. District Court for the Eastern District of New York permanently enjoined the company against future violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, among others. The company has violated that injunction. As of November 30, 2010, the company's stock (symbol "SYFSQ") was traded on the over-the-counter markets.

Syspower Multimedia Industries Inc. (CIK No. 933477) is a British Virgin Islands corporation located in Hong Kong with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR registration statement on December 1, 1994, which reported a net loss of over $2.55 million (Canadian) for the six months ended August 31, 1994.

In addition to their repeated failures to file timely periodic reports, these seven Respondents have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1, 13a-13, and 13a-16 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports; Rule 13a-13 requires issuers that file annual reports on Form 10-K to file quarterly reports on Form 10-Q; and Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports under cover of Form 6-K. 17 C.F.R. §§ 240.13a-1, -13, -16. These Form 6-K reports must be transmitted promptly after the information contained therein "is made public by the issuer, by the country of its domicile or under the laws of which it was incorporated or organized, or by a foreign securities exchange with which the issuer has filed the information." 17 C.F.R. § 240.13a-16.

As a result of the foregoing, each of these seven Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of these Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Springfield Co., Inc., SRR Mercantile Inc., Standard Mining Corp., Stewart Foods, Inc., Sunlite, Inc., Syndicated Food Service International, Inc., and Syspower Multimedia Industries Inc. are hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge